UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Kellwood Company

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

488044108

(CUSIP Number)

Jason G. Bernzweig

SCSF Equities, LLC

5200 Town Center Circle, Suite 600

Boca Raton, Florida 33486

(561) 394-0550

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

-with a copy to-
Gerald T. Nowak
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL  60601
(312) 861-2000

November 12, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SCSF Equities, LLC 20-2978626

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,562,000 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,562,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Offshore Fund, Ltd. 20-4202392

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,562,000 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,562,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Fund, LP 20-0768577

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,562,000 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,562,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Advisors, LP 20-0768517

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,562,000 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,562,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities, LLC 20-0768441

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,562,000 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,562,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,562,000 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,562,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 488044108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,562,000 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,562,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,562,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 hereby amends the Statement on Schedule 13D (the “Schedule 13D”) previously filed on June 8, 2007, as amended by Amendment No. 1 previously filed on July 26, 2007 and Amendment No. 2 previously filed on September 18, 2007, by SCSF Equities, LLC, a Delaware limited liability company, Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation, Sun Capital Securities Fund, LP, a Delaware limited partnership, Sun Capital Securities Advisors, LP, a Delaware limited partnership, Sun Capital Securities, LLC, a Delaware limited liability company, Marc J. Leder and Rodger R. Krouse (collectively, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Kellwood Company, a Delaware corporation (the “Issuer”) as follows:

Item 4.                                 Purpose of Transaction.

The shares of Common Stock were acquired as part of the proprietary trading strategy of the Reporting Persons. The Reporting Persons intend to optimize the value of their investments and, therefore, review from time to time the Issuer’s business affairs, financial position, and contractual rights and obligations and consider all alternatives available to the Reporting Persons with respect to their investment.  Based on such review, the Reporting Persons made a non-binding proposal to acquire 100% of the Issuer’s fully diluted shares made by way of a letter sent to Mr. Robert C. Skinner Jr., the Chairman & Chief Executive Officer of the Issuer, dated September 18, 2007 (a copy which was attached as Exhibit B to Amendment No. 2 filed on September 18, 2007).  The Reporting Persons have reaffirmed such proposal via a letter sent to Mr. Skinner dated November 12, 2007 (a copy of which is attached as Exhibit B).

Item 7.                                 Materials to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated November 13, 2007, by and among each of the Reporting Persons.

Exhibit B	Letter from Sun Capital Securities Group, LLC to Issuer, dated November 12, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	November 13, 2007	SCSF Equities, LLC

		By:	*
		Name:	Marc J. Leder
		Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

		By:	*
		Name:	Marc J. Leder
		Its:	Director

Sun Capital Securities Fund, LP

		By:	Sun Capital Securities Advisors, LP
		Its:	General Partner

		By:	Sun Capital Securities, LLC
		Its:	General Partner

		By:	*
		Name:	Marc J. Leder
		Its:	Co-CEO

Sun Capital Securities Advisors, LP

		By:	Sun Capital Securities, LLC
		Its:	General Partner

		By:	*
		Name:	Marc J. Leder
		Its:	Co-CEO

Sun Capital Securities, LLC

		By:	*
		Name:	Marc J. Leder
		Its:	Co-CEO

*
		Name:	Marc J. Leder

*
		Name:	Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to the Power of Attorney executed by the above Reporting Persons and previously filed on behalf of the Reporting Persons.

Dated:	November 13, 2007	*By:	/s/ Jason Neimark	Attorney in Fact
Jason Neimark

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and all amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Dated:	November 13, 2007	SCSF Equities, LLC

		By:	*
		Name:	Marc J. Leder
		Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

		By:	*
		Name:	Marc J. Leder
		Its:	Co-CEO

Sun Capital Securities Fund, LP

		By:	Sun Capital Securities Advisors, LP
		Its:	General Partner

		By:	Sun Capital Securities, LLC
		Its:	General Partner

		By:	*
		Name:	Marc J. Leder
		Its:	Co-CEO

Sun Capital Securities Advisors, LP

		By:	Sun Capital Securities, LLC
		Its:	General Partner

		By:	*
		Name:	Marc J. Leder
		Its:	Co-CEO

Sun Capital Securities, LLC

		By:	*
		Name:	Marc J. Leder
		Its:	Co-CEO

*
		Name:	Marc J. Leder

*
Name:	Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Joint Filing Agreement pursuant to the Power of Attorney executed by the above Reporting Persons and previously filed on behalf of the Reporting Persons.

Dated:	November 13, 2007	*By:	/s/ Jason Neimark	Attorney in Fact
Jason Neimark

Exhibit B

SUN CAPITAL SECURITIES GROUP, LLC

5200 Town Center Circle, Suite 600

Boca Raton, Florida 33486

561-394-0550

November 12, 2007

The Board of Directors

Kellwood Company

c/o Mr. Robert C. Skinner Jr.

Chairman & Chief Executive Officer

420 5th Avenue, 28th Floor

New York, NY 10018

Members of the Board:

Sun Capital Securities Group, LLC (“Sun Capital”) hereby reaffirms its proposal of September 18, 2007 to acquire 100% of the capital stock of Kellwood Company for $21.00 per share in cash.  We are prepared to bridge the entire purchase price from our own capital, and, as such, our proposal contains no financing contingency.

We are very disappointed that you rejected this proposal on October 17 and have repeatedly resisted our efforts to open a constructive dialogue regarding our interest in acquiring control of Kellwood.  We have carefully reviewed the strategic plan Kellwood announced on November 7 and note that it resembles the plan announced in mid-2005.  The lack of execution since mid-2005 has resulted in a significant deterioration in both financial results and shareholder value.  We believe that receiving $21.00 per share in cash now represents superior value for shareholders, especially on a risk-adjusted basis, compared to what they can expect to realize through Kellwood’s pursuit of its long-term plan.  Consider the following facts:

At $21.00 per share in cash, Sun Capital’s offer represents:

•                  A 38% premium to Kellwood’s closing stock price on September 18, 2007, the last trading day before disclosure of our offer

•                  A 40% premium to Kellwood’s closing stock price on November 7, 2007, the day after Kellwood announced its latest strategic plan

•                  A 32% premium to Kellwood’s latest closing stock price on November 9, 2007

Kellwood’s earnings guidance is extremely aggressive by any objective measure.  The FY2008 guidance represents year-over-year growth in excess of 100% (and 48% before the effect of announced cost savings and the transformation of Phat Farm men’s business to solely a licensing model), and Kellwood’s long-term plan calls for 25% compound annual EPS growth.  This projected growth significantly exceeds each of the Company’s peers and is far greater than anything Kellwood has ever achieved in the past.  This disconnect is of great concern given Kellwood’s established track record of performing below expectations, which further calls into question the achievability of these targets.  The Company has revised its annual guidance downward in each of the last five years, has failed to achieve performance benchmarks communicated to shareholders, and continues to take actions that contradict previously articulated strategic plans.  Clearly, any missteps in meeting your new targets will lead to further erosion of value.  Having endured the worst stock price performance in the peer group over the past five years, shareholders are entitled to tangible evidence that Kellwood’s performance is validating these aggressive projections.

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Our strong preference is to acquire Kellwood in a friendly negotiated transaction, but we are prepared to take all necessary steps to protect the value of our existing 9.9% ownership position in Kellwood, including making a $21.00 per share offer directly to Kellwood’s other shareholders.  We have extensive investment experience with apparel companies in wholesale and retail channels, as well as numerous companies within the broader consumer sector — and your employees and customers should know that we are prepared to commit substantial resources beyond the purchase price to build Kellwood’s business over time.

Consistent with our disclosure obligations, we are amending our 13-D filing to make this letter public.  We are available to meet immediately with you and your representatives to negotiate a mutually beneficial transaction.  Please let us know how you would like to proceed.

Kind Regards,

/s/ Jason G. Bernzweig
Jason G. Bernzweig
Vice President
Sun Capital Securities Group, LLC

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